UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 6, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release (“company announcement”) of Zealand Pharma A/S or the Company, dated September 5, 2019, announcing receipt of the following major shareholder notification:

As from 5 September 2019, Van Herk Investments B.V. (Dutch registration no. 59055057) holds nominally DKK 6,714,730 shares (each share carrying one vote) in Zealand Pharma A/S, corresponding to 18.75% of the total share capital and total voting rights in Zealand Pharma A/S.

Van Herk Investments B.V. is 100% owned by, Van Herk Private Equity Investments B.V. (Dutch registration no. 58894543, which is ultimately owned and controlled by Mr. Adrianus van Herk.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Ivan M. Møller
	Name:	Ivan M. Møller
	Title:	Interim Chief Financial Officer

Date: September 6, 2019

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated September 5, 2019

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